UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 2Q549

                                 FORM 10-SB/A-2
                                  AMMENDMENT #2

GENERAL  FORM  FOR  REGISTRATION  OF  SECURITIES OF SMALL BUSINESS ISSUERS Under
Section  12(b)  or  (g)  of  the  Securities  Exchange  Act  of  1934


                           TRANS-GLOBAL HOLDINGS. INC.
                           ---------------------------
                 (Name of Small Business Issuer in its charter)


     Nevada                                                84-0365119
     ------                                                ----------
(State  or  other  jurisdiction  of                     (I.R.S.  Employer
  incorporation  or  organization)                    Identification  No.)


      1719  S.  Mannheim Road - Des Plaines, Illinois        60018-2143
      -----------------------------------------------        ----------
          (Address  or  principal  executive  offices)     (Zip  Code)



                   Issuer's telephone number,  (847) 827-5950
                                               --------------

           Securities registered pursuant to Section 12(b) of the Act

Title  of  each  class          Name  of  each  exchange
                                on  which  registered

None                            None
----                             ----

  Securities registered pursuant to Section 12(g) of the Act; (Title of Class)

                                  Common Stock
                                  ------------








                           TRANS-GLOBAL HOLDINGS, INC.

                                TABLE OF CONTENTS
                                -----------------


FORM  10-SB                                     1

Alternative  Disclosure  Formats  (Items  1-8)  2-4

Part  II  (Items  1-5)                          4-5

Auditor's  Letter                               F-1

Financial  Statements                           F-2


Signatures                                      9






Item  1.  Description  of  Business
-------

The Company's principal office is located at 1719 S. Mannheim Road, Des Plaines, Illinois 60018-2143. As used herein, the term "Company" refers to Trans-Global Holdings. Inc., and its subsidiaries, unless otherwise indicated or the context otherwise suggests, and the terms Registrant and "Company" are used interchangeably. Western Union Capital was incorporated on April 17, 1996 in the State of Nevada.

The Company was organized for the purpose of providing a number of different financial services including the financing of personal property, leasing end providing reinsurance The Company considered the feasibility of acquiring other finance companies engaged in the same type of financial operations.

On or about May 9, 1997 the company name was changed to Lionshead Entertainment Corporation. Management decided to enter the Seniors Market, which was considered to be a highly profitable market. The Company was in the development stage of a Senior Channel, a Senior Life Style Show and purchased the following programs:

  a.     Gospel  Music  Hair
  b.     Big  Band  Hour
  c.     The  Low  Fat  Gourmet
  d.     The  Senior  Travel  Show
  e.     The  Washington  Spy
  f.     Whatever  Happened  to?
  g.     Senior  Health  and  Fitness  Report

The Company did not reach its expectations in the entertainment business and management was brought in to change the direction of the company.

On  February 1, 1999 the company name was changed to Trans-Global Holdings, Inc.

The new management, because of their broad business experience has decided to become involved in business that will bring instant stability and profitability to the corporation.

Item  2.  Management's  Discussion  and  Analysis  of  Plan  of  Operation
-------

On December 15, 1999 the Company acquired a 50% ownership of the issued and outstanding stock of Business Computers, Inc. Business Computers, Inc. is a full service network integration and data communication company. BCI provides products and services to build and manage computer network infrastructures for the education and business communities. The range of network and telecommunications expertise combined with the knowledge of today's business environment has given the company the ability to stay at the forefront of the technology based business solutions market. The company Combines business intelligence with state-of-the-art technology with customized, integrated, single-source IT solutions. The company solutions eliminate the risk customer's face using our technology, thereby allowing them to focus on their core competencies. The company's mission is to ensure the integrity, reliability and functionality of the clients network. The company provides the appropriate level of expertise for the problem at hand, thereby, reducing downtime and related costs. The Company has acquired the assets on December 15, 1999; however, the Company will not participate in the financial systems until January 1, 2000.

On December 1, 1999 the Company acquired a 40% ownership of Thermal Systems Worldwide, Inc., which was founded to provide and manufacture building components for the construction industry. The company provides weather resistant (hurricane, tornado. etc.) homes and commercial buildings for a cross section of construction (affordable to high end). The condition of the industry is such that panelized concrete and building block is rapidly replacing wood based construction techniques. However, insulation is the problem for all of the past and present methods of construction. Thermal Systems developed a truss panel wall with polyurethane insulation built in; end will manufacture the panel wall in 3 inch to 6-inch depths. A customized concrete mixture is blown on these walls solving the insulation problems with concrete. The installation time erecting structures is another problem and by using the panel wall erected by common labor crews, the time erecting structures are greatly reduced while producing a much stronger wall. The company has requests from Panama, Porto Rico, and the Dominican Republic to build approximately 10,000 homes. The Company has acquired the assets on December 1,1999; however, the Company will not participate in the financial systems until January 1, 2000.

On December 15, 1999 the Company has acquired a 50% ownership of Pretty Picture, Inc., which was incorporated in Illinois in 1995. The company designs and produces large format digital printing, banners, posters, four color brochures, window signs, truck signs, tradeshow materials, Realtor signs and exhibit items. These items can be printed on any of over 50 substations, paper, vinyl, tyvek and even silk. We expect this company to become a strong growth performer in the future. The Company has acquired the assets on December 15,1999; however, the Company will not participate in the financial systems until January 1, 2000.

The company has a program to build, develop and sell time-share communities. Management is presently selecting sites that could be developed and used to build facilities utilizing time-share specifications including all the necessary amenities, such as, golf courses, tennis courts, clubhouse, boat ramps, etc.

The already acquired companies will each play a major role in the overall Development, Operation and Success of this segment of our future business.


Item  3.  Description  of  Property  N/A
--------

Item  4.  Security  Ownership  of  Certain  Beneficial Owners and Management N/A
-------

Item  5.  Directors  and  Executive  Officers,  Promoters  and  Control  Persons
--------


John  F.  La  Monica,  Chairman  of  the  Board

Jacques  Verhaak,  President

Joanne  M.  La  Monica,  Secretary

Item  6.  Executive  Compensation  N/A
--------

Item  7.  Certain  Relationships  and  Related  Transactions  NA
--------

Item  8.  Description  of  Securities
--------

The  stock  is  publicly  traded  common  stock  traded  on  the  OTCBB.

                                     PART II
                                     -------

Item  1.  Market  Price  of  and Dividends on the Registrant's Common Equity and
--------

Related  Shareholder  Matters

The market price of the stock has changed dramatically over a period of time during the year the stock was selling for as much as three dollars a share, to a low of fifteen cents per share. No dividends were declared.

Item  2.  Legal  Proceedings
--------

A case filed in the United state District Court for the Southern District of Florida with the Securities end Exchange Commission as Plaintiff vs. Globus Group, Inc., Bruce Gorcyca A/K/A Anthony Dimarco, China Food and Beverage Co., James Tilton, Trans-Global Holdings, Inc., and Jacques Verhaak. The SEC issued a restraining order from violating the anti-fraud provisions of the securities laws and froze the assets to the Globus Group, Inc., Bruce Gorcyca, A/K/A Anthony Dimarco. Trans-Global Holdings, Inc. and Jacques Verhaak were named in the above- mentioned lawsuit because Globus and Dimarco were hired to advertise and promote Trans-Global Holdings, Inc. Unfortunately, Globus and Dimarco submitted false and misleading information, which we had no control over. We are confident that this case will be settled with no material effects to the corporation.

The second case is A Summons and Complaint filed in the State of New York by American Cardiac Equipment, Inc., (ACEI) where Lionshead Entertainment Corporation (LHED) is a defendant. The Complaint was due to the Companies relationship with International Heart Diagnosis Instruments (IDHI). which was subsequently rescinded. ACEI contractual relationship with IHDI, should dismiss LHED from the Complaint, and the Company expects this action to have no material effect.

Item  3.  Changes  in  and  Disagreements  with  Accountants.  N/A
--------

Item  4.  Recent  Sales  of  Unregistered  Securities  N/A
--------

Item  5.  Indemnification  of  Directors  and  Officers  N/A
--------


                                TABLE OF CONTENTS
                                -----------------


                                                                PAGE
                                                                ----

REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANT          F-1

AUDITED  FINANCIAL  STATEMENTS:

     Balance  Sheet                                             F-2

     Statement  of  Income                                      F-3

     Statement  of  Stockholders'  Equity                       F-4

     Statement  of  Cash  Flows                                 F-5

     Notes  to  Audited  Financial  Statements                  6-9


























                                JOSEPH L. JIMENEZ
                           CERTIFIED PUBLIC ACCOUNTANT
                               515 OGDEN AVENUE LL
                             DOWNERS GROVE, IL 60515
                                  630-515-9988


                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT
                -------------------------------------------------



Board  of  Directors
Trans-Global  Holdings,  Inc.
1719  S.  Mannheim  Road
Des  Plaines,  IL.  600  18-2143

I have audited the accompanying balance sheet of Trans-Global Holdings, Inc., as of December 31, 1999 and the related statement of operations, cash flows, and stockholders' equity for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audits.

I conducted this audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the balance sheet referred to above present fairly, in all material respects, the financial position of Trans-Global Holdings, Inc., at December 31, 1999, and the related statement of operations, cash flows, and stockholders' equity for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note F to the financial statements, the Company has suffered recurring losses from operations and other circumstances, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note F.



/S/  JOSEPH  L.  JIMENEZ
4/27/00
                                       F-1





                           TRANS-GLOBAL HOLDINGS, INC
                                  BALANCE SHEET
                              At December 31, 1999
                          (A Development Stage Company)


                                     ASSETS
                                     ------


Current Assets:
  Cash in bank. . . . . . . . . . . . . . . . . . . . .  $     8,272

    TOTAL CURRENT ASSETS. . . . . . . . . . . . . . . .  $     8,272
                                                         ------------

Long-term Assets:
  Non-Publicly Traded Securities  (Note 2). . . . . . .    1,500,000

    TOTAL ASSETS. . . . . . . . . . . . . . . . . . . .  $ 1,508,272
                                                         ============


LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------

Stockholders' Equity:
  Common Stock: Authorized Shares 50,000,000: . . . . .  $   118,301
    par value $.005: issued and outstanding
    23,660,109 shares
  Common Stock Subscribed: 5,000,000 shares at. . . . .       25,000
    $.20 per share
  Preferred Stock: Authorized 25, 000,000:
    par value $.001: none issued and outstanding. . . .          -0-
  Additional Paid-in-Capital. . . . . . . . . . . . . .    2,555,960
  Common Stock subscriptions receivable . . . . . . . .   (1,000,000)
  Deficit Accumulated During Development Stage. . . . .     (190,989)
                                                         ------------

    TOTAL STOCKHOLDERS' EQUITY. . . . . . . . . . . . .  $ 1,508,272

    TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY. . . . . . . . . . . . . . . .  $ 1,508,272
                                                         ============


See notes to financial statements and auditor's report



                                       F-2





                           TRANS-GLOBAL HOLDINGS, INC
                             STATEMENT OF OPERATIONS
                      For the Year Ending December 31, 1999
                          (A Development Stage Company)



Revenue: . . . . . . . . . . . . . . . . . . . . . . .  $       -0-

Expenses:

Professional fees. . . . . . . . . . . . . . . . . . .  $    70,000
Legal Expenses . . . . . . . . . . . . . . . . . . . .        9,727
Professional Services. . . . . . . . . . . . . . . . .        1,555
Printing . . . . . . . . . . . . . . . . . . . . . . .          141
Postage. . . . . . . . . . . . . . . . . . . . . . . .          129
Promotion and Market Development . . . . . . . . . . .       12,003
Bank Charges . . . . . . . . . . . . . . . . . . . . .           67
Travel . . . . . . . . . . . . . . . . . . . . . . . .        3,106
                                                        ------------

  TOTAL EXPENSES . . . . . . . . . . . . . . . . . . .  $    96,728
                                                        ------------

  NET LOSS . . . . . . . . . . . . . . . . . . . . . .  $   (96,728)
                                                        ============


Net Loss Per Common Share
Basic & Fully Diluted. . . . . . . . . . . . . . . . .  $     (0.01)
                                                        ============

Weighted Average Common
Shares Outstanding . . . . . . . . . . . . . . . . . .   18,410,299
                                                        ============

*The Company had no activity during 1998


See notes to financial statements and auditor's report









                                       F-3





                                        TRANS-GLOBAL HOLDINGS, INC.
                                     STATEMENT OF STOCKHOLDERS' EQUITY
                                     For Year Ending December 31, 1999
                                       (A Development Stage Company)


                                                                                                Deficit
                                                                                              Accumulated
                                                                                 Additional     During
                                                          Common       Common     Paid-in-    Development
                                                          Shares     Stock ($)    Capital        Stage
                                                        -----------  ----------  ----------  -------------
Balances, January 1, 1999. . . . . . . . . . . . . . .    9,090,110  $   45,451   1,023,810  $    (94,261)

Issuance of stock
  for services . . . . . . . . . . . . . . . . . . . .   14,000,000      70,000         -0-           -0-

Issuance of stock under
  Regulation D offering. . . . . . . . . . . . . . . .       70,000         350      34,650           -0-

Issuance of stock for. . . . . . . . . . . . . . . . .      499,999       2,500   1,497,500           -0-
  investments

Net loss for the year. . . . . . . . . . . . . . . . .          -0-         -0-         -0-       (96,728)

Balances, December 31, 1999. . . . . . . . . . . . . .   23,660,109  $  118,301  $2,555,960  $   (190,989)
                                                         ==========  ==========  ==========  =============
*The Company had no activity during 1998


See notes to financial statements and auditor's report















                                       F-4


                           TRANS-GLOBAL HOLDINGS, INC.
                             STATEMENT OF CASH FLOWS
                      For the Year Ended December 31, 1999
                          (A Development Stage Company)


CASH FLOWS FROM OPERATION ACTIVITIES:
  Net Loss . . . . . . . . . . . . . . . . . . . . . .  $(96,728)
   Adjustments to reconcile net loss
    to net cash used in operating activities:
  Common stock issued for services . . . . . . . . . .    70,000
                                                        ---------

NET CASH USED IN OPERATING ACTIVITIES. . . . . . . . .  $(26,728)
                                                        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds form issuance of common stock . . . . . . .    35,000
                                                        ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES. . . . . . .    35,000
                                                        ---------

  NET INCREASE IN CASH . . . . . . . . . . . . . . . .     8,272
                                                        ---------

  CASH AT BEGINNING OF YEAR. . . . . . . . . . . . . .       -0-
                                                        ---------

  CASH AT END OF YEAR. . . . . . . . . . . . . . . . .  $  8,272
                                                        ---------

*The Company had no activity during 1998


SUPPLEMENTAL NON-CASH FINANCING
ACTIVITIES:

  Issuance of stock in exchange for services . . . . .  $ 70,000
                                                        =========


See notes to financial statements and auditor's report











                                       F-5



                           TRANS-GLOBAL HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      ====================================


NOTE  A  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
----------------------------------------------------------

Background  -  Trans-Global Holdings, Inc. (the Company) was organized under the
----------
laws of the State of Nevada on April 17, 1996 as Western Union Capital Corporation (WUCC). On May 9, 1997 the Company changed its name to Lionshead Entertainment Corporation (LHED) and pursued the development of marketing entertainment to Senior Citizens. The Company ceased operations during 1997 and remained inactive until on or about January 1, 1999 when the Company received a new management team and changed its name to Trans-Global Holdings, Inc. The Company commenced its current developmental activities at that time.

The Company is a development stage entity and is primarily engaged in investment and consulting in the construction, data communication and graphics design markets. The initial focus of the Company's efforts is to market those products. The Company has experience in conducting and managing the various products.

Basis  of  Presentation  -  The financial statements included herein include the
-----------------------
accounts  of the Trans-Global Holdings, Inc. prepared under the accrual basis of
---
accounting.

Accounts  Receivable  -  Accounts  receivable are charged to bad debt expense as
--------------------
they  are  deemed uncollectible based upon a periodic review of the accounts. No
---
bad debt expense for the year ended December 31, 1999 was recorded. At December 31, 1999, no allowance for doubtful accounts was deemed necessary.

Cash  and  Cash  Equivalents - For purposes of the Statements of Cash Flows, the
----------------------------
Company  considers  liquid investments with an original maturity of three months
--
or  less  to  be  cash  equivalents.

Management's  Use  of  Estimates  -  The  preparation of financial statements in
--------------------------------
conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue  Recognition- Revenue is recognized when goods are shipped and earned or
--------------------
when services are performed, provided collection of the resulting receivable is probable. If any material contingencies are present, revenue recognition is delayed until all material contingencies are eliminated. Further, no revenue is recognized unless collection of the applicable consideration is probable.
                                        6
                           TRANS-GLOBAL HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      ====================================

NOTE  A  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONT')
-------------------------------------------------------------------

Net  Loss  per  Common  Share - Net loss per common share has been calculated by
-----------------------------
divided the net loss for each period presented by the weighted average number of common shares for the respective period.

Income  Taxes  -  Income  taxes are provided for in accordance with Statement of
-------------
Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards.


Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards
---------------------------
Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the years covered in the financial statements.

NOTE  B  -  RECENT  ACCOUNTING  PRONOUNCEMENTS
----------------------------------------------

In June of 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Company has adopted. The Statement, as deferred by FASB No. 137, is effective for fiscal years beginning after June 15, 2000. It establishes standards for accounting and reporting for derivative instruments and hedging activities. Statement of Financial Accounting Standards No.133 and No. 137 do not currently impact the Company's financial statements, as there are no derivative instrument holdings.

In March, 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. The Company adopted this SOP but the adoption of the SOP did not have any impact on the Company's financial statements.


                                        7
                           TRANS-GLOBAL HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      ====================================

NOTE  B  -  RECENT  ACCOUNTING  PRONOUNCEMENTS  (CONT')
-------------------------------------------------------

In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities". The SOP is effective for fiscal years beginning after December 15, 1998. The SOP requires costs of start-up activities and organization costs to be expensed as incurred. The Company has adopted SOP 98-5, however, the adoption of SOP 98-5 did not have a material impact on the Company's financial statements.

The FASB has issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," an amendment of FASB Statement No. 65, which the Company has not been required to adopt as of March 31, 2000. Statement No. 65, as amended by FASB Statements No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and No. 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities", require that after the securitization of a mortgage loan held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed security as a trading security. This statement further amends Statement No. 65 to require that after the securitization of mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. This Statement is effective for fiscal years after December 15, 1998 and does not have a material impact on the Company.

NOTE  C  -  SUBSCRIPTIONS  RECEIVABLE
-------------------------------------

Subscriptions receivable at December 31, 1999 consist of five million (5,000,000) shares of common stock subscribed by five unrelated investors at a purchase price of $.20 per share. There is not a due date on the subscriptions and failure to collect on these subscriptions receivable could have a material adverse effect on the Company.

NOTE  D  -  INVESTMENTS
-----------------------

The Company holds investments in three privately held companies which are stated at cost and consist of common stock ownership, which is generally non-transferable and not traded on the open market, thereby precluding any determination of current fair value. These investments are contained under long-term assets in the accompanying balance sheet.




                                        8

                           TRANS-GLOBAL HOLDINGS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      ====================================

NOTE  E  -  EQUITY
------------------

During the year ended December 31, 1999 the Company issued 14,000,000 shares of its common stock to various consultants for professional services performed for the Company.

Also during the year, the Company issued 70,000 shares of its common stock in a private, exempt transaction for $.50 per share to unrelated investors.

The Company entered into separate agreements to issued 499,999 to three privately held entities as investments in exchange for a non-controlling percentage of their common stock.

NOTE  F  -  GOING  CONCERN
--------------------------

As shown in the accompanying financial statements, the Company has incurred significant losses from operations and other circumstances, which has placed substantial doubt as to whether the Company can continue as a going concern. The Company ceased normal operation during 1997 and has not since reported revenues. The ability of the Company to continue as a going concern is dependent on generating new revenue streams and obtaining new capital. Management has enacted a plan of seeking out merger candidates and capital raising entities that may add value to the Company and its shareholders.




                                        9

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Trans-Global  Holdings,  Inc.
                                          -----------------------------
                                                   Registrant

Date:  January  19,  2001                By:  /s/  John  F.  La  Monica
                                         ------------------------------
                                          John  F.  La  Monica
                                          Chairman  of  the  Board